UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2007

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I —REGISTRANT INFORMATION

MARGO CARIBE, INC.
Full Name of Registrant

N/A
Former Name if Applicable

Road 690, Kilometer 5.8
Address of Principal Executive Office (Street and Number)

Vega Alta, Puerto Rico 00692
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007 (the “2007 Form 10-KSB”) was not timely filed because of delays in the preparation of the Company’s audited financial statements for the year ended December 31, 2005, as a result of the conduct of an independent investigation as disclosed in the Form 10-KSB for that year (the “2005 10-KSB”).  Subsequent to the filing of the 2005 10-KSB, the Company went through a number of management changes, including turnover in the chief financial officer position, which further delayed the filing process.  As a result, the Company has not been able to timely file its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, the Annual Report on Form 10-KSB for the year ended December 31, 2006 and the Quarterly Reports of Form 10-QSB for each of the first three quarters of 2007 (collectively, the “Delayed Reports”).  The Company will file the Delayed Reports as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John Upchurch Chief Financial Officer	787	883-2570 ext. 1055
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☐	No	☒

Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.
Annual Report on Form 10-KSB for the year ended December 31, 2006
Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company is not in a position to provide an estimate of anticipated significant changes between the results of operations for the years ended December 31, 2006 and 2007 because its audited financial statements for the years ended December 31, 2006 and 2007 are not yet ready.

Margo Caribe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By:	John Upchurch
Senior Vice President and Chief Financial Officer